Filed by Herc Holdings Inc. (Commission File No. 001-33139)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2(b) under

the Securities Exchange Act of 1934 as amended.

Subject Company: H&E Equipment Services, Inc.

Commission File No.: 000-51759

The following communications are being filed in connection with the proposed acquisition of H&E Equipment Services, Inc. by Herc Holdings Inc.

H&E Team,

In this issue of The Inside Track we’re introducing key terms you’ll begin seeing as we move closer to the transaction close. We’re also asking for your input through a brief survey to help us better understand your experience with key applications. Plus, we’re highlighting programs that reflect the strong culture and opportunities available at Herc Rentals.

Updates and Insights

As integration planning continues, we want to introduce key terms you’ll see frequently in upcoming communications. We continue to expect the transaction to close by mid-year 2025. While exact dates are not yet finalized, the terms below will help us reference important milestones as we move forward.

X-date refers to the “close date,” which is the official day the transaction is legally completed.

On X-date, we’ll begin supporting our new team members with payroll setup, benefits enrollment, and access to Herc’s HR systems. A Herc email address will also be provided after X-date for HR systems and communication purposes.

C-date refers to the “cutover date,” the point when H&E operations begin using Herc Rentals’ systems and processes. This is essentially the “go-live” date for operational integration.

As previously shared, the integration of H&E operations into Herc Rentals systems will take place in three phases, organized by geographic zone. These will be referred to as C1, C2 and C3. Before beginning these phases, we’ll conduct a pilot cutover, known as C0, with a small group to ensure a smooth process before wider rollout.

Your input is needed as we prepare for cutover activities. Please complete the survey below to help us understand your experience with specific applications. Prior experience with the applications mentioned in the survey is not required. In fact, identifying where the greatest learning needs may exist is a key part of our planning. All responses are anonymous.

SURVEY LINK

More Highlights

We are proud of the culture we have built at Herc Rentals and look forward to welcoming you into a workplace that supports the growth and development of all team members.

Earlier this week, we announced that Herc Rentals has once again received Great Place to Work® Certification™ in the U.S. and Canada. We are especially proud of this certification because it’s based on feedback collected from our current employees. In fact, 84% of our team members who participated in the Great Place To Work survey voted Herc Rentals a Great Place To Work — far exceeding the 57% average seen across typical North American companies.

Below are other recognitions we’ve received within the last 12 months that reinforce our vision to be the supplier, employer and investment of choice in our industry.

2025 Military Friendly® Employer (gold designation)

2025 Military Friendly® Spouse Employer

2025 VETS Indexes Four Star Employer

2024 Best for Vets: Employees List by Military Times

2025 America’s Climate Leaders by USA TODAY

2025 America’s Most Responsible Companies by Newsweek

2025 Association for Training and Development (ATD) BEST Award

2024 LearningElite Silver Award

Your Questions, Answered

Based on your questions, below is a roundup of some of the programs we’re proud to offer that make Herc Rentals a great place to work. Please continue to submit questions to ***@hercrentals.com.

Service Awards Program

Herc Rentals’ Service Award Program recognizes team members celebrating key milestone anniversaries, including 1 year, 3 years, 5 years, and every five years thereafter. For H&E employees transitioning to Herc Rentals, your service date with Herc Rentals will be adjusted to reflect your start date on record with H&E.

Spotlight Awards Program

Herc Rentals’ team members can recognize their peers for outstanding performance by nominating them for consideration in our Spotlight Awards Program. Spotlight Award winners will be awarded points to spend through a catalog of gift items.

Safety Boots and Prescription Safety Glasses Allowances

Herc Rentals provides eligible U.S. employees annual allowances for the purchase of safety-toed footwear and prescription safety glasses.

Build a Better Toolbox Program

Herc Rentals offers eligible Mechanics and Technicians in the U.S. an annual tool reimbursement allowance. To qualify, employees must be in a non-union, eligible role with Herc Rentals or an acquired entity for a minimum of 12 consecutive months.

Baby Bucks Program

Herc Rentals’ Baby Bucks Program is designed to congratulate employees on the recent birth/adoption of a child. Available benefits will help offset initial baby costs such as formula, diapers, clothing, etc. Eligible employees will receive a gift basket delivered to their home that includes branded Herc Rentals baby apparel and a Visa gift card.

Tuition Reimbursement

Herc Rentals offers a tuition reimbursement benefit to any full-time or part-time employee with at least three consecutive months of service. This benefit can be used to help with the cost of tuition and fees, including required books and materials.

Talent Referral Program

Herc Rentals employees can earn a referral bonus when they recommend a qualified candidate who is hired by Herc Rentals. To qualify for the referral bonus, the referral must be hired and continuously employed by Herc Rentals for 90 days.

Discounts and Perks

Through BenefitHub, Herc Rentals employees have access to exclusive discounts across a variety of categories, including travel, tickets, electronics, auto and home insurance and more.

Herc Life (Life Planning Account)

Herc Life is a Life Planning Account that reimburses eligible employees for various fitness/wellness, education and financial activities up to a certain dollar limit based on years of service. You can choose to be reimbursed for wellness activities, fitness gear, student loans/education, financial planning or contributions to an Emergency Savings Account with Alliant Credit Union.

Employee Assistance Program (EAP)

Herc Rentals offers an Employee Assistance Program (EAP) – at no cost to employees and available 24/7 – to help team members when they need assistance navigating work, home, family, financial or other personal issues.

This message was sent to all H&E team members on behalf of Herc Rentals.

Cautionary Note Regarding Forward Looking Statements

This communication includes “forward-looking statements,” within the meaning of Section 21E of the Securities Exchange Act, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements related to the Company, H&E and the proposed acquisition of H&E by the Company that involve substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of each of the Company and H&E, expected valuation and re-rating opportunities for the combined company, and the anticipated timing of closing of the proposed transaction. Forward-looking statements are generally identified by the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” “looks,” and future or conditional verbs, such as “will,” “should,” “could” or “may,” as well as variations of such words or similar expressions. All forward-looking statements are based upon our current expectations and various assumptions and apply only as of the date of this communication. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that our expectations, beliefs and projections will be achieved or that the completion and anticipated benefits of the proposed transaction can be guaranteed, and actual results may differ materially from those projected. You should not place undue reliance on forward-looking statements.

There are a number of risks, uncertainties and other important factors that could cause our actual results to differ materially from those suggested by our forward-looking statements, including, but not limited to, (i) the possibility that the sufficient number of H&E’s shares are not validly tendered into the tender offer to meet the minimum condition; (ii) the Company’s ability to implement its plans, forecasts and other expectations with respect to H&E’s business after the completion of the proposed transaction and realized expected synergies; (iii) the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; (iv) the Company and H&E may be unable to obtain regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the proposed transaction as a condition to obtaining regulatory approvals; (v) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (vi) problems may arise in successfully integrating the businesses of the Company and H&E, including, without limitation, problems associated with the potential loss of any key employees, customers, suppliers and other counterparties of H&E; (vii) the proposed transaction may involve unexpected costs, including, without limitation, the exposure to any unrecorded liabilities or unidentified issues during the due diligence investigation of H&E or that are not covered by insurance, as well as potential unfavorable accounting treatment and unexpected increases in taxes; (viii) the Company’s business may suffer as a result of uncertainty surrounding the proposed transaction, any adverse effects on our ability to maintain relationships with customers, employees and suppliers; (ix) the occurrence of any event, change to other circumstances that could give rise to the termination of the merger agreement, the failure of the closing conditions included in the merger agreement to be satisfied, or any other failure to consummate the proposed transaction; (x) any negative effects of the announcement of the proposed transaction of the financing thereof on the market price of the Company common stock or other securities; (xi) the industry may be subject to future risks including those set forth in the “Risk Factors” section in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and in the other filings with the SEC by each of the Company and H&E; and (xii) Herc may not achieve its valuation or re-rating opportunities. The foregoing list of factors is not exhaustive. Investors should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of the Company and H&E, including those described in the Annual Reports on Form 10-K, Quarterly Reports on

Form 10-Q and in the other filings with the SEC by each of the Company and H&E. All forward-looking statements are expressly qualified in their entirety by such cautionary statements. We undertake no obligation to update or revise forward-looking statements that have been made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It

The Company commenced the exchange offer on March 19, 2025. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that the Company and its acquisition subsidiary, HR Merger Sub Inc. (“Merger Sub”), has filed or will file with the U.S. Securities and Exchange Commission (the “SEC”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation and offer to buy H&E shares will only be made pursuant to the Offer to Exchange and related exchange offer materials that the Company has filed with the SEC. At the time the exchange offer was commenced, the Company and Merger Sub filed a tender offer statement on Schedule TO (as subsequently amended), the Company filed a registration statement on Form S-4 (as subsequently amended), and H&E filed a Solicitation/Recommendation Statement on Schedule 14D-9 (as subsequently amended) with the SEC with respect to the exchange offer. H&E’S SHAREHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER MATERIALS), THE REGISTRATION STATEMENT ON FORM S-4, AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF H&E SHARES AND OTHER INVESTORS SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE EXCHANGE OFFER.

The Offer to Exchange, the related Letter of Transmittal, certain other exchange offer documents, as well as the registration statement on Form S-4 and the Solicitation/Recommendation Statement on Schedule 14D-9, have been or will be made available to H&E shareholders at no expense to them and are also made available for free at the SEC’s web site at http://www.sec.gov Additional copies may be obtained for free by contacting either the Company or H&E. Copies of the documents filed with the SEC by H&E will be available free of charge on H&E’s website at https://investor.he-equipment.com/. Copies of the documents filed with the SEC by the Company will also be available free of charge on the Company’s website at https://ir.hercrentals.com/.

In addition to the tender offer materials, the Company and H&E file annual, quarterly and current reports, proxy statements and other information with the SEC, which are available to the public at the SEC’s web site (http://www.sec.gov).